Rebecca G. DiStefano
Tel +1.954.768.8221
distefanor@gtlaw.com

May 4, 2021
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Office of Life Sciences
Washington, D.C. 20549

Attention:	Ada D. Sarmento
Mary Beth Breslin

Re:	Flora Growth Corp. Amendment No. 4 to Registration Statement on Form F-1 Filed April 21, 2021 File No. 333-252996

Dear Ms. Sarmento and Ms. Breslin:
On behalf of our client Flora Growth Corp. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated May 3, 2021 (the “Comment Letter”), with respect to Amendment No. 4 to Registration Statement on Form F-1 filed April 21, 2021 (“Amendment No. 4”).  For convenience, the number of each response set forth below corresponds to the numbered comment in the Comment Letter, and the text of the Staff’s comment appears in bold type and the Company’s response appears immediately after such comment in regular type.
In connection with such responses, we have filed with the Commission on the date hereof, electronically via EDGAR, Amendment No. 5 to the Registration Statement (“Amendment No. 5”).  In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 5.
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GREENBERG TRAURIG, P.A.  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL  33301  ■  Tel 954.765.0500  ■  Fax 954.765.1477

Ms. Sarmento and Ms. Breslin
Securities and Exchange Commission
May 4, 2021

Amendment No. 4 to Registration Statement on Form F-1
Capitalization, page 43
1.	Please revise the reference to your consolidated financial statements for the year ended December 31, 2020 being “unaudited.”
Response:  The Company respectfully acknowledges this comment and has revised its disclosure on page 43 to remove the reference to “unaudited.”

2.	Please provide a column to the capitalization table that will present pro forma, on an as adjusted basis.
Response:  The Company respectfully acknowledges this comment and has added the column to the capitalization table on page 43 presenting the pro forma, on an as adjusted basis.

We appreciate your time and attention to the response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at (954) 768-8221.
Very truly yours,

GREENBERG TRAURIG, P.A.

By: /s/ Rebecca G. DiStefano
     Rebecca G. DiStefano

Enclosures
cc:	Luis Merchan, Chief Executive Officer